EXHIBIT 99.1

HEXO Corp and REQ Announce Brand Partnership for “Powered By HEXO®” Expansion into United States

OTTAWA and WASHINGTON, May 13, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce its partnership with REQ, a leader in digital marketing and brand reputation.

As U.S. Agency of Record, REQ will assist HEXO as it continues to expand its footprint in the U.S. and ramps up to support the growth initiatives of Truss CBD USA, its joint venture with Molson Coors, and for potential non-beverage CPG partners with whom the Company is in ongoing discussions.

"REQ has become well-known for working with some of the world’s most-recognized brands and companies, and we are thrilled to join forces with their award-winning team to help accelerate the growth of our Powered by HEXO® technology and other U.S.-based market opportunities," said HEXO CEO and co-founder Sébastien St-Louis.

REQ will evaluate HEXO’s brand presence on- and offline in the U.S. market and evolve the Powered by HEXO® brand in preparation for an exciting period of expansion and growth. This engagement continues REQ’s long history of defining, connecting, and protecting the world’s most forward-thinking and innovative brands.

“We have built our reputation around owning what’s next and are proud to partner with HEXO, who sits at the nexus of technology and innovation in a market that they are helping to shape,” said REQ CEO & founder Tripp Donnelly. “We are looking forward to supporting HEXO as it grows its US operations and brand.”

About HEXO (TSX: HEXO; NYSE: HEXO)

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO, HEXO Plus, Up, Original Stash, and Bake Sale brands and the medical market under HEXO medical cannabis. For more information, please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance, and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

About REQ

A leading digital marketing and brand management company, REQ outpaces changes in today’s rapidly evolving media landscape by bringing reputation, advocacy, brand, and business results to new heights. We deliver a comprehensive suite of solutions and technologies that define, connect, and protect brands, serving global companies and leaders in technology, real estate, healthcare, government, hospitality, retail, and finance. The company has been named to the Adweek 100, Inc. 500, and Deloitte Fast 500 lists as one of the fastest growing companies in America, as well as numerous creative and workplace culture awards. For more information, visit req.co.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com